                                   NRP (GP) LP

                         REPORT OF INDEPENDENT AUDITORS

To NRP (GP) LP

     We have audited the accompanying consolidated balance sheet of NRP (GP) LP as of December 31, 2002. This financial statement is the responsibility of NRP
(GP) LP's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of NRP (GP) LP as of December 31, 2002 in conformity with accounting principles generally accepted in the United States.




                                                   ERNST & YOUNG LLP

March 13, 2003
Houston, Texas

                                   NRP (GP) LP

                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                DECEMBER 31, 2002

                                   ASSETS
Current assets:
    Cash and cash equivalents ...................................   $   7,754
    Accounts receivable .........................................       7,593
    Accounts receivable - affiliate .............................       1,450
    Other .......................................................         511
                                                                    ---------
      Total current assets ......................................      17,308
Property and equipment, at cost .................................     433,430
    Less accumulated depreciation and depletion .................     (59,243)
                                                                    ---------
    Net property and equipment ..................................     374,187
Loan financing costs, net .......................................       1,225
                                                                    ---------
          Total assets ..........................................   $ 392,720
                                                                    =========


                      LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
    Accounts payable ............................................   $     735
    Accounts payable - affiliate ................................         667
    Property and franchise taxes payable ........................       1,731
    Accrued interest ............................................         200
                                                                    ---------
          Total current liabilities .............................       3,333
Deferred revenue ................................................      13,252
Long-term debt ..................................................      57,500
Minority Interest ...............................................     311,968
Partners' capital:
    Limited Partners' Capital ...................................       6,666
    General partner's interest ..................................           1
                                                                    ---------
          Total partners' capital ...............................       6,667
                                                                    ---------
          Total liabilities and partners' capital ...............   $ 392,720
                                                                    =========


   The accompanying notes are an integral part of these financial statements.

                                   NRP (GP) LP
                       NOTES TO CONSOLIDATED BALANCE SHEET

    1.  BASIS OF PRESENTATION AND ORGANIZATION

    NRP (GP) LP (the "Partnership") is a Delaware limited partnership formed on April 9, 2002 by GP Natural Resource Partners LLC, as the general partner, and by Western Pocahontas Properties Limited Partnership ("WPP"), Great Northern Properties Limited Partnership ("GNP"), New Gauley Coal Corporation ("NGCC"), and Ark Land Company, an affiliate of Arch Coal, Inc., as limited partners, to be the general partner of Natural Resource Partners L.P ("NRP").

    On April 15, 2002 GP Natural Resource Partners LLC contributed $1, and the limited partners contributed a total of $999 to the Partnership in exchange for 0.001% general partner interest and an aggregate 99.999% limited partner interest respectively.

    Natural Resource Partners L.P., a Delaware limited partnership, was formed in April 2002 to own and manage certain coal royalty producing properties contributed to the Partnership by WPP, GNP, NGCC and Arch Coal, Inc. (collectively "predecessors" or "predecessors companies"). The predecessor companies contributed assets to NRP on October 17, 2002.

    The chief executive officer of the Partnership's general partner controls the general partners of WPP and GNP and is the controlling shareholder of NGCC. He also controls the Partnership. In accordance with EITF 87-19, "Change of Accounting Basis in Master Limited Partnership Transactions," the assets of WPP, GNP and NGCC were contributed to NRP at historical costs. The assets contributed by Arch Coal, Inc., which consisted solely of land and coal reserves, were recorded at their fair values.

    As the general partner of NRP, the Partnership engages principally in the business of owning and managing coal properties in the three major coal-producing regions of the United States: Appalachia, the Illinois Basin and the Western United States. As of December 31, 2002, NRP controlled approximately
1.23 billion tons of proven and probable coal reserves in eight states. NRP does not operate any mines. NRP leases coal reserves, through its wholly owned subsidiary, NRP (Operating) LLC, to experienced mine operators under long-term leases that grant the operators the right to mine NRP's coal reserves in exchange for royalty payments. NRP's lessees are generally required to make payments to NRP based on the higher of a percentage of the gross sales price or a fixed price per ton of coal sold, in addition to a minimum payment.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The financial statements include the accounts of the Partnership and consolidated accounts of NRP due to the Partnership's control over NRP. Intercompany transactions and balances have been eliminated.

USE OF ESTIMATES

    Preparation of the accompanying balance sheet in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

    Land and coal property are carried at historical cost for properties contributed to NRP by WPP, GNP and NGCC. The coal properties contributed by Arch Coal Inc. have been accounted for using purchase accounting based on their estimated fair value.

ASSET IMPAIRMENT

    If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value.

CONCENTRATION OF CREDIT RISK

    Substantially all of the Partnership's accounts receivable result from amounts due from third-party companies in the coal industry. This concentration of customers may affect the Partnership's overall credit risk, either positively or negatively, in that these entities may be similarly affected by changes in economic or other conditions. Receivables are generally not collateralized. Historical credit losses incurred by the Partnership on receivables have not been significant.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Partnership's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying value of these financial instruments approximate fair value, due to their short-term nature or variable interest rates that reflect market rates.

DEFERRED FINANCING COSTS

    Deferred financing costs consists of legal and other costs related to the issuance of the Partnership's revolving credit facility. These costs are amortized over the term of the facility.

NEW ACCOUNTING STANDARDS

    In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred with the associated asset retirement cost being capitalized as a part of the carrying amount of the long-lived asset. SFAS No. 143 also includes disclosure requirements that provide a description of asset retirement obligations and a reconciliation of changes in the components of those obligations. Adoption of SFAS No. 143 on January 1, 2003 did not have a material impact on the Partnership's financial position or results of operations.

    In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses the accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of the Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The objective of SFAS No. 144 is to establish one accounting model for long-lived assets to be disposed of by sale as well as resolve implementation issues related to SFAS No. 121. The adoption of SFAS No. 144, effective January 1, 2002, did not have a material impact on the Partnership's financial position or results of operations.

    In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which supersedes EITF No. 94-3, "Liability Recognition for Certain Employment Termination Benefits and Other Costs to Exit an Activity." SFAS No. 146 requires companies to record liabilities for costs associated with exit or disposal activities to be recognized only when the liability is incurred instead of at the date of commitment to an exit or disposal activity. Adoption of this standard is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this standard is not expected to have a significant impact on the Partnership's financial statements.

3. ACQUISITION

    On December 4, 2002, NRP purchased the land and mineral rights to approximately 120 million tons of coal and 25,000 acres of surface land for $57.5 million, including transaction costs, from certain subsidiaries of El Paso Corporation. El Paso Corporation retained an overriding royalty interest in certain assets. The acquisition was funded with NRP's revolving credit facility.

    The factors used in determining the fair market value of the assets included, but were not limited to, discounted future net cash flows, the quality of the reserves, the probability of continued coal mining on the property, and marketability of the coal.

    The results of operations of this transaction were included in the Partnership's consolidated financial statements since December 4, 2002.

4. PROPERTY AND EQUIPMENT

    Property and equipment includes:

                                                                DECEMBER 31,
                                                                   2002
                                                               (IN THOUSANDS)
                                                               --------------
       Land....................................................   $  13,532
       Coal properties.........................................     411,434
       Other...................................................       8,464
                                                                  ---------
                                                                  $ 433,430
                                                                  =========

5.  REVOLVING CREDIT FACILITY

    At December 31, 2002, NRP had borrowed $57.5 million on its $100 million revolving credit facility. NRP has a $100 million unsecured revolving credit facility, which matures in October 2005, when all principal payments are due in full. The revolving credit facility allows NRP to elect the interest rate at (i) LIBOR plus an applicable margin ranging from 1.25% to 1.75%, based on certain financial data or (ii) the higher of the federal funds rate plus 0.50% or the prime rate as announced by the agent bank. The revolving credit facility bore interest at a rate of 2.72% at December 31, 2002. The revolving credit facility includes a $12 million distribution loan sub-limit that can be used for quarterly distributions. The financial covenants require NRP to maintain a ratio of consolidated total indebtedness to consolidated EBITDA (as defined in the credit agreement) that does not exceed 2.5 to 1.0 and a ratio of consolidated EBITDA to consolidated interest expense of at least 4.0 to 1.0. NRP is currently in compliance with all of the covenants of the revolving credit facility.

6.   RELATED PARTY TRANSACTIONS

    Quintana Mineral Resources Corporation, a company controlled by Corbin J. Robertson, Jr., Chairman and CEO of the Partnership's general partner, provided certain administrative services to NRP and charged it for direct costs related to the administrative services. Additionally, WPP provides certain administrative services for NRP and allocated a portion of its overhead to NRP in 2002.

    At December 31, 2002, NRP had accounts receivable from affiliates of $1.4 million due from Arch Coal, Inc. which is primarily made up of $436,000 in minimum royalty payments received by Arch Coal, Inc. that were due to NRP and a $839,000 advance rental payment from the Pardee lease. NRP also had accounts payable to affiliates of $667,000, which includes overhead reimbursements to Quintana Minerals Corporation and Western Pocahontas Properties of $135,000 and $256,000, respectively, as well as $276,000 for coal royalties received by NRP from lessees that were due to Western Pocahontas Properties.

7. COMMITMENTS AND CONTINGENCIES

   LEGAL

    The Partnership is involved, from time to time, in various legal proceedings arising in the ordinary course of business. While the ultimate results of these proceedings cannot be predicted with certainty, Partnership management believes these claims will not have a material effect on the Partnership's financial position, liquidity or operations.

Environmental Compliance

    The operations conducted on NRP's properties by its lessees are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which these operations are conducted. As owner of surface interests in some properties, NRP and the Partnership may be liable for certain environmental conditions occurring at the surface properties. The terms of substantially all of the NRP's coal leases require the lessee to comply with all applicable laws and regulations, including environmental laws and regulations. Lessees post reclamation bonds assuring that reclamation will be completed as required by the relevant permit, and substantially all of the leases require the lessee to indemnify NRP against, among other things, environmental liabilities. Some of these indemnifications survive the termination of the lease. Because NRP has no employees, Western Pocahontas employees make regular visits to the mines to ensure compliance with lease terms, but the duty to comply with all regulations rests with the lessees. Management believes that NRP's lessees will be able to comply with existing regulations and does not expect any lessee's failure to comply with environmental laws and regulations to have a material impact on the Partnership's financial condition or results of operations. Neither the Partnership nor NRP has incurred, or is aware of, any material environmental charges imposed on it related to NRP's properties for the period ended December 31, 2002. NRP is not associated with any environmental contamination that may require remediation costs. However, lessees do, from time to time, conduct reclamation work on the properties under lease to them. Because NRP is not the permittee of the mines being reclaimed, it is not responsible for the costs associated with these reclamation operations. However, in the event any of NRP's lessees are unable to complete its reclamation obligations and their bonding company likewise fails to meet the obligations or provide money to the state to perform the reclamation, NRP could be held liable for these costs. NRP is also indemnified by WPP, GNP, NGCC and Arch Coal Inc., jointly and severally, for three years after the closing of the initial public offering against environmental and tax liabilities attributable to the ownership and operation of the assets contributed to NRP prior to the closing. The environmental indemnity is limited to a maximum of $10.0 million.

8.  MAJOR LESSEES

    The Partnership depends on a few lessees of NRP for a significant portion of its revenues. Revenues from major lessees that exceed ten percent of total revenues are as follows:

                                                          COMMENCEMENT OF
                                                       OPERATIONS (OCTOBER
                                                        17, 2002) THROUGH
                                                        DECEMBER 31, 2002

                                                       REVENUES    PERCENT
                                                       --------    -------
                                                           (DOLLARS IN
                                                            THOUSANDS)
            Lessee A..................................  $1,815      13.1%
            Lessee B..................................  $2,120      15.3%
            Lessee C..................................  $1,994      14.4%

9. INCENTIVE PLAN

     Prior to NRP's initial public offering, GP Natural Resource Partners LLC, the general partner of the Partnership, adopted the Natural Resource Partners Long-Term Incentive Plan (the "Plan") for employees and directors of GP Natural Resource Partners LLC and its affiliates who perform services for NRP. The Plan provides for the granting of restricted units and unit options. The Plan permits the granting of awards covering a number of common units equal to three percent of the number of common units outstanding immediately following NRP's initial public offering of common units. The Plan is administered by the compensation committee of GP Natural Resource Partners LLC's board of directors. Subject to the rules of the exchange upon which the common units are listed at the time, GP Natural Resource Partners LLC's board of directors or the compensation committee also has the right to alter or amend the Plan or any part of the Plan from time to time, including increasing the number of units that may be granted. Except upon the occurrence of unusual or nonrecurring events, no change in any outstanding grant may be made that would materially reduce the benefit intended to be made available to a participant without the consent of the participant.

     A restricted unit is a "phantom" unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the compensation committee, its fair market value in cash. The compensation committee may make grants under the Plan to employees and directors containing such terms as the compensation committee shall determine. The compensation committee will determine the period over which the restricted units granted to employees and directors will vest. The committee may provide for an acceleration of vesting based upon the achievement of specified financial objectives. In addition, the restricted units will vest upon a change in control of the Partnership, NRP, or GP Natural Resource Partners LLC.

     If a grantee's employment or membership on the board of directors terminates for any reason, the grantee's restricted units will be automatically forfeited unless, and to the extent, the compensation committee provides otherwise. Common units to be delivered upon the vesting of restricted units may be common units acquired by GP Natural Resource Partners LLC in the open market, common units already owned by GP Natural Resource Partners LLC, common units acquired by GP Natural Resource Partners LLC directly from NRP, from another affiliate or any other person or entity or any combination thereof. GP Natural Resource Partners LLC will be entitled to reimbursement by NRP for the cost incurred in acquiring common units.

     Unit options under the Plan will have an exercise price that may not be less than the fair market value of the units on the date of grant. In general, units will become exercisable over a period determined by the compensation committee. The compensation committee may provide for an acceleration of vesting based upon the achievement of specified financial objectives. In addition, the units will become exercisable upon a change in control as described for restricted units above. If a grantee's employment or membership on the board of directors terminates for any reason, the grantee's options will be automatically forfeited unless, and to the extent, the compensation committee provides otherwise. Upon exercise of a unit option, GP Natural Resource Partners LLC will acquire common units as describe above for restricted units.

     The Natural Resource Partners Annual Incentive Compensation Plan (the "Compensation Plan") was adopted in October 2002. The Compensation Plan is designed to enhance the performance of GP Natural Resource Partners LLC and its affiliates' key employees by rewarding them with cash awards for achieving annual financial and operational performance objectives. The compensation committee in its discretion may determine individual participants and payments, if any, for each year. The board of directors of GP Natural Resource Partners LLC may amend or change the Compensation Plan at any time. NRP will reimburse GP Natural Resource Partners LLC for payments and costs incurred under the Compensation Plan.

10. SUBSEQUENT EVENT

Cash Distributions

     On January 21, 2003, NRP declared a cash distribution of $0.4234 per unit. Total distributions of $9.8 million were paid on February 14, 2003.